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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print):  Hardinge Inc.
1(b) IRS IDENT. NO.: 16-0470200
1(c) S.E.C. FILE NO.: 0-15760
1(d) ADDRESS OF ISSUER: One Hardinge Drive, P.O. Box 1507, Elmira, NY 14902 1(e) TELEPHONE NO.: 607-378-4140
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:
Douglas C. Tifft
2(b) RELATIONSHIP TO ISSUER:  Officer
2(c) ADDRESS:  One Hardinge Drive, P.O. Box 1507, Elmira, NY 14902

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities to Be Sold: Hardinge Common Stock
3(b) Name and Address of Each Broker Through Whom the Securities Are to be Offered or Each Market Maker Who Is Acquiring the Securities:
Computershare (DRS), 250 Royall Street, Canton, MA 02021
SEC USE ONLY - Broker-Dealer File Number:
3(c) Number of Shares or Other Units to Be Sold: 4,640
3(d) Aggregate Market Value: $52,803 as of 12/08/2016
3(e) Number of Shares or Other Units Outstanding: 12,895,670 as of 10/31/2016 3(f) Approximate Date of Sale: 12/09/2016
3(g) Name of Each Securities Exchange: NASDAQ

TABLE I  SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class:  Common
Date you Acquired:  12/08/2008
Nature of Acquisition Transaction: Award from Hardinge Inc. 2002 Incentive Stock Plan
Name of Person from Whom Acquired:  Hardinge Inc.
Amount of Securities Acquired:  4,640
Date of Payment:  Not Applicable
Nature of Payment:  Not Applicable

TABLE II  SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller:
Title of Securities Sold:
Date of Sale:
Amount of Securities Sold:
Gross Proceeds:


INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospecitve operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

DATE OF NOTICE:  December 9, 2016
(SIGNATURE):  s/ Douglas C. Tifft

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)